Exhibit 99.2

Dear Greater Community Bancorp 401(k) Plan Participant,

On behalf of the Board of Directors of Greater Community Bancorp (“Greater Community”), I am forwarding to you the attached vote authorization form for you to convey your voting instructions to Investors Bank & Trust Company (the “Trustee”) on the proposals to be presented at the special meeting of shareholders of Greater Community to be held on June 19, 2008 relating to the merger of Greater Community with and into Valley National Bancorp.

As a participant in Greater Community’s 401(k) plan, you are entitled to direct the Trustee as to the voting of Greater Community common stock credited to your account as of May 12, 2008. In order to allow your shares to be represented at the meeting, the Trustee will vote all shares of Greater Community common stock for which no directions are given or for which timely instructions were not received on or before June 17, 2008, in accordance with the pro rata vote of those shares that were voted properly and timely.

Please complete and sign the attached vote authorization form and return it in the enclosed, postage-paid envelope. Your vote will not be revealed, directly or indirectly, to any officer, employee or director of Greater Community or of Greater Community Bank.

Sincerely,

Jeannette M. Chardavoyne

Corporate Secretary